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                               January 29, 2024

       Zachary Hornby
       President and Chief Executive Officer
       Boundless Bio, Inc.
       9880 Campus Point Drive, Suite 120
       San Diego, CA 92121

                                                        Re: Boundless Bio, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
23, 2024
                                                            CIK No. 0001782303

       Dear Zachary Hornby:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Pipeline and Platform, page 3

   1. Please revise your pipeline table here and elsewhere in the registration statement so that it contains no more than
two preclinical columns that show a progress bar.
              Please contact Ibolya Ignat at 202-551-3636 or Vanessa Robertson at 202-551-3649 if
       you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.
 Zachary Hornby
Boundless Bio, Inc.
January 29, 2024
Page 2

                                   Sincerely,
FirstName LastNameZachary Hornby
                                   Division of Corporation Finance
Comapany NameBoundless Bio, Inc.
                                   Office of Life Sciences
January 29, 2024 Page 2
cc:       Matthew Bush, Esq.
FirstName LastName